Exhibit 99.2

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

AMENDMENT NO. 4 TO THE SALES AND PURCHASE AGREEMENT

This AMENDMENT NO. 4 (this “Amendment”), dated as of June 23, 2025 (the “Effective Date”), to the Sales and Purchase Agreement (as defined below), is made by and between:

(a)	Golden TechGen Limited, a company incorporated under the laws of British Virgin Islands (“GT”); and

(b)	Cango Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”).

Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Sales and Purchase Agreement (as defined below).

RECITALS

WHEREAS, the Purchaser and the Sellers entered into an On-Rack Sales and Purchase Agreement, dated November 6, 2024 (as amended by Amendment No. 1 to the Sales and Purchase Agreement dated as of March 25, 2025 entered into by and between GT and the Purchaser (the “Amendment No. 1”), Amendment No. 2 to the Sales and Purchase Agreement dated as of April 3, 2025 entered into by and between GT and the Purchaser (the “Amendment No. 2”), Amendment No.3 to the Sales and Purchase Agreement dated as of June 4, 2025 entered into by and among GT, the Purchaser and certain other parties thereto (the “Amendment No.3”), and as may be further amended, supplemented, modified and varied from time to time, the “Sales and Purchase Agreement”), pursuant to which the Purchaser agrees to purchase the Purchased Assets from the Sellers in accordance with the terms and conditions set forth therein;

WHEREAS, the parties hereto intend to amend the Sales and Purchase Agreement as set forth in this Amendment, and this Amendment shall be binding on all the Parties to the Sales and Purchase Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1.         List of Sellers. Section 1 of Appendix A of the Sales and Purchase Agreement shall be replaced with the following in its entirety.

1            List of Sellers and Details of Products

Sellers	Total hashrate (T) represented by the Products
Golden TechGen Limited, a company incorporated under the laws of the British Virgin Islands	[Redacted]
Fortune Peak Limited, a company incorporated under the laws of the British Virgin Islands	[Redacted]

Silver Crest Limited, a company incorporated under the laws of the British Virgin Islands	[Redacted]
Novo Start Global (BVI) Inc., a company incorporated under the laws of the British Virgin Islands	[Redacted]
ECHO ONE CONSULTANCY PTE. LTD, a company incorporated under the laws of Singapore	[Redacted]
Zentek Limited, a company incorporated under the laws of Hong Kong	[Redacted]
Hashing LLC., a limited liability company incorporated under the laws of the United States	[Redacted]
Spider Digital PTE. Ltd., a company incorporated under the laws of Singapore	[Redacted]

Section 2.         No Other Amendment. The parties hereto hereby confirm that, (a) all references to “this Agreement” in the Sales and Purchase Agreement and any other Transaction Document shall be deemed to mean the Sales and Purchase Agreement, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and this Amendment, and (b) except as expressly set forth herein, the terms and conditions of the Sales and Purchase Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect.

Section 3.         Miscellaneous. Clause 10 (Confidentiality and Communications), Clause 12 (Notices), Clause 20 (Governing Law and Dispute Resolution), Clause 22 (Counterparts and Electronic Signatures) and Clause 23 (Specific Performance) of the Sales and Purchase Agreement shall apply to this Amendment mutatis mutandis.

Section 4.         Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Sales and Purchase Agreement and each other Transaction Document. In the event of any conflict between the terms of this Amendment and the terms of the Sales and Purchase Agreement, the terms of this Amendment shall prevail.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed

By GOLDEN TECHGEN LIMITED

Acting by

/s/ Ning Wang
Name: Ning Wang
Title: Director

[Signature Page to Amendment No.4]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed

By CANGO INC.

Acting by

/s/ Jiayuan Lin
Name: Jiayuan Lin (林佳元)
Title: Director

[Signature Page to Amendment No.4]